PUBLIC

SE  ON

16021169

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 51041

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) AND ENDING 3/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GREENTREE BROKERAGE SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 S. Broad Street Suite 405
(No. and Street)

Philadelphia (City) PA (State) 19102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren West (215) 569-1980
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr., Ste. 508 West (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, Warren West, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greentree Brokerage Services, Inc., as of March 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer

Title

Notary Public


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DOWHENE H CLUNIS, NOTARY PUBLIC
PHILADELPHIA TWP PHILADELPHIA COUNTY
MY COMMISSION EXPIRES DEC. 16, 2019

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Report of Independent Registered Public Accounting Firm on Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENTREE BROKERAGE SERVICES, INC.

Statement of Financial Condition

As of and for the year ended March 31, 2016

ASSETS		
Cash in Bank	$	264,858
Cash at Clearing Broker		144,741
Receivable from Clearing Broker		26,505
Prepaid expenses		1,690
TOTAL CURRENT ASSETS	$	437,794
Marketable Securities		2,310
Investment in GBBS	$	16,948
TOTAL OTHER ASSETS	$	19,258
TOTAL ASSETS	$	457,052
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	3,209
Payroll Liabilities		-
TOTAL CURRENT LIABILITIES	$	3,209
Subordinated Loan	$	170,000
TOTAL LONG TERM LIABILITIES	$	170,000
TOTAL LIABILITIES	$	173,209
STOCKHOLDER'S EQUITY		
Common Stock	$	491,690
Other Comprehensive Income (Loss)	$	(57)
Retained Earnings	$	(207,790)
TOTAL STOCKHOLDERS' EQUITY	$	283,843
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	457,052

See notes to financial statements.